UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq.
Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, CA 90071
(213) 680-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund, L.P. – 35–2239069		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,157,675 Common Shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,157,675 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,157,675 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.53%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Activist Value Fund GP, L.L.C. –37–1497874		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,157,675 Common Shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,157,675 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,157,675 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.53%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 46117A100

1.	Name of Reporting Person: Shamrock Partners Activist Value Fund, L.L.C. – 87–0733755		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,157,675 Common Shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,157,675 Common Shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,157,675 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.53%

14.	Type of Reporting Person (See Instructions): OO

INTRODUCTION
This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 26, 2005, and as amended on June 24, 2005, by Shamrock Activist Value Fund, L.P. , a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and, collectively with SAVF and the General Partner, the “Reporting Persons”) with respect to Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein this Amendment No. 3 does not modify any of the information previously reported on the Amended Schedule 13D.
1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION
ITEM 3. Source and Amount of Funds or Other Consideration.
The total amount of funds used by SAVF to purchase the 64,100 Common Shares reported in this Amendment No. 3 was $938,168.40 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.
2. ITEMS 5(A) AND (B) OF THE SCHEDULE 13D ARE HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 5. Interests in Securities of the Issuer.
(a), (b) SAVF is the owner of 1,157,675 Common Shares, which represents approximately 6.53% of the issued and outstanding Common Shares. Since June 24, 2005, SAVF acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 5 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market. As the general partner of SAVF, the General Partner, may be deemed to beneficially own the 1,157,675 Common Shares owned by SAVF, constituting approximately 6.53% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,157,675 Common Shares owned by SAVF, constituting approximately 6.53% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,157,675 Common Shares owned by SAVF by virtue of its authority to vote and dispose of such Common Shares.
     Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,157,675 Common Shares owned by SAVF, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

     The percentage set forth in this response to Items 5(a) and 5(b) assumes that 17,732,039 Common Shares were outstanding as of August 1, 2005, as represented by the Company in its 10-Q filed with the Securities and Exchange Commission on August 9, 2005.
3. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 4. Purpose of Transaction.
On August 31, 2005, Michael J. McConnell, on behalf of SAVF, sent a letter to Stephen O. James, the lead director of the Company, which letter is attached hereto as Exhibit 6 and is incorporated herein by reference.
4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:
ITEM 7. Material to be Filed as Exhibits.

Document
Exhibit 5	—	Schedule of Transactions

Exhibit 6	—	Letter, dated August 31, 2005, from Michael J. McConnell on behalf of Shamrock Activist Value Fund, L.P., to Stephen O. James, lead director of Intrado Inc.

Exhibit 7	—	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C.,
its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.
By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document
Exhibit 5	—	Schedule of Transactions

Exhibit 6	—	Letter, dated August 31, 2005, from Michael J. McConnell on behalf of Shamrock Activist Value Fund, L.P., to Stephen O. James, lead director of Intrado Inc.

Exhibit 7	—	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.